EXHIBIT 32

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350**

In connection with the Annual Report of Stage Stores, Inc. (the "Company") on Form 10-K/A for the year ended January 29, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, James R. Scarborough and Michael E. McCreery, Chief Executive Officer and Chief Financial Officer, respectively, of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to our knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report, together with the information contained in the Annual Report of the Company of Form 10-K for the year ended January 29, 2005, as filed with the Securities and Exchange Commission on April 28, 2005, fairly present, in all material respects, the financial condition and results of operations of the Company for the year ended January 29, 2005.

February 13, 2006

/s/ James R. Scarborough
James R. Scarborough
Chief Executive Officer

/s/ Michael E. McCreery
Michael E. McCreery
Chief Financial Officer